DSM Press Release

DSM, Corporate Communications,
P.O. Box 6500, 6401 [redacted]
Telephone ([redacted]
Internet: wwv
E-mail : medi

DSM

04E

Heerlen, 20 February 2004

DSM revokes admission shares from Frankfurt and Düsseldorf stock exchanges

DSM will revoke the official listings of its ordinary shares on the stock exchanges of Frankfurt and Düsseldorf, Germany. The company decided to reduce the number of listings of its ordinary shares Koninklijke DSM N.V. DSM wants to concentrate trading of its shares at Euronext Amsterdam, since the majority of trading in its ordinary shares already happens via this exchange.

The announcements to revoke the listings in Germany were already publicized by the Frankfurt and Düsseldorf stock exchanges in the Börsen Zeitung of 20 January 2004 and 21 January 2004 respectively. The date for the revocation of admission of these listings will become effective 20 April 2004 at the end of business.

The DSM ordinary shares remain officially listed on its primary stock market Euronext Amsterdam and on the electronic exchange in Switzerland (SWX).

DSM

DSM is active worldwide in life science and nutritional products, performance materials and industrial chemicals. The company creates innovative products and services that help improve the quality of life. DSM's products are being applied in a wide range of end markets and applications such as human and animal nutrition and health, cosmetics, pharmaceuticals, automotive and transport, coatings, housing and electrics & electronics (E&E). The group has annual sales (pro forma including the recent acquisition - renamed DSM Nutritional Products) of approximately EUR 8 billion and employs in the region of 26,000 people around the world. DSM ranks among the global leaders in many of its fields. DSM is headquartered in the Netherlands, with locations in Europe, Asia and the Americas. More information about DSM can be found at www.dsm.com

For more information:

DSM Corporate Communications
Médard Schoenmaeckers
tel. +31 (45) 5782421
fax +31 (45) 5740680
e-mail media.relations@dsm.com

DSM Investor Relations
Dries Ausems
tel. +31 (45) 5782864
fax +31 (45) 5782595
e-mail investor.relations@dsm.com